Filed Pursuant to Rule 424(b)(2)
Registration No. 333-148650

PROSPECTUS SUPPLEMENT

to

PROSPECTUS DATED February 8, 2008

The attached Current Report on Form 8-K dated August 4, 2008 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.

The date of this Prospectus Supplement is August 21, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act Of 1934
Date of Report (Date of earliest event reported): August 4, 2008 (August 1, 2008)
Global Telecom & Technology, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51211	20-2096338

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
(Address of principal executive offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (703) 442-5500
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a- 12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.
     On August 1, 2008, the Global Telecom & Technology, Inc. (the “Company”) entered into amendment no. 1 (the “Amendment”) to the employment agreement of Richard D. Calder, the Company’s President and Chief Executive Officer. The Amendment is effective as of July 18, 2008.
     The Amendment provides that upon the Company’s change of control all existing equity grants made by the Company to Mr. Calder will immediately vest. Additionally, the Amendment provides that upon Mr. Calder’s termination by the Company without cause or by Mr. Calder for good reason (i) all existing equity grants made by the Company to Mr. Calder will immediately vest and (ii) the Company shall pay Mr. Calder the pro-rated portion of any earned but unpaid annual bonus.
     The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached hereto as Exhibit 10.1.

Item 9.01 Financial Statements and Exhibits.

Exhibit
Number	Description

10.1	Amendment No. 1 to Employment Agreement for Richard D. Calder, Jr., effective as of July 18, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 4, 2008

GLOBAL TELECOM & TECHNOLOGY, INC.
By:	/s/ Chris McKee
Chris McKee
Secretary and General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

10.1	Amendment No. 1 to Employment Agreement for Richard D. Calder, Jr., effective as of July 18, 2008.

Exhibit 10.1
Amendment No. 1
To Employment Agreement
     This Amendment No. 1 (“Amendment”) to the Employment Agreement (“Agreement”) is made as of July 18, 2008 (“Amendment Effective Date”) by and between Global Telecom & Technology, Inc. (“Company”) and Richard D. Calder, Jr. (“Executive”).
     A. Company and Executive have entered into the Agreement on May 7, 2007.
     B. Company and Executive desire to amend the Agreement in accordance with the terms of this Amendment.
     Accordingly, the parties, intending to be legally bound, hereby agree as follows:
1.	Definitions. Unless otherwise defined in this Amendment, all capitalized terms shall have the meanings ascribed to such terms in the Agreement.

2.	Vesting of Equity Upon a Change of Control.
     Section 5.4 of the Agreement is amended by adding the following language at the end of Section 5.4:
All existing equity grants, including restricted stock, stock options, and all other equity grants of any type, will immediately vest upon the “Change of Control” of the Company. For purposes of this Agreement, “Change in Control” shall mean: (i) The Company is merged, consolidated or reorganized into or with another corporation or other legal person (an “Acquirer”) and, as a result of such merger, consolidation or reorganization, less than fifty percent (50%) of the outstanding voting securities entitled to vote generally in the election of directors of the surviving, resulting or acquiring corporation or other legal person are owned, directly or indirectly in the aggregate by the stockholders of the Company immediately prior to such merger, consolidation or reorganization, other than by the Acquirer or any corporation or other legal person controlling, controlled by or under common control with the Acquirer; (ii) the Company sells all or substantially all of its business and/or assets to an Acquirer, of which less than fifty percent (50%) of the outstanding voting securities entitled to vote generally in the election of directors are owned, directly or indirectly, in the aggregate by the stockholders of the Company immediately prior to such sale, other than by any corporation or other legal person controlling, controlled by or under common control with the Acquirer; or (iii) any other transaction or series of related transactions having an economic effect substantially equivalent to any of the foregoing in subsections (i) or (ii) immediately above.
Notwithstanding the foregoing, the following types of transactions shall not be deemed to be a Change of Control: (a) any transaction entered into among or between the Company and stockholders of the Company if immediately prior to such a transaction, the acquiring stockholders held thirty percent (30%) of the outstanding voting securities; or (b) any acquisition by the Company or any of its subsidiaries.
3.	Vesting of Equity.
Section 7.4(iii) of the Agreement is amended by deleting the language in its entirety and inserting the following new language:
(iii) all existing equity grants, including restricted stock, sock options, and all other equity grants of any type, will immediately vest upon the effective date of termination.

4.	Payment of Bonus on a Prorated Basis.
Section 7.4 of the Agreement is amended by adding the following new Section 7.4(iv) immediately after revised Section 7.4(iii):
and, (iv) pay to the Executive his annual bonus on a pro-rated basis as measured from January 1st of that calendar year. For example and illustrative purposes only, if Executive is terminated without any Cause or resigns for Good Reason as of June 30th , Executive shall be entitled to receive fifty percent (50%) of his target bonus amount as set forth is Section 5.3 above. The bonus payment may be made immediately or in twelve (12) equal installments along with the base salary continuation at the discretion of the Company.
5.	No Other Amendments. Except as specifically amended herein, all terms and condition of the Agreement shall remain in full force and effect as written.

6.	Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to applicable principles of conflicts of laws.

7.	Counterparts. This Amendment may be executed in counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be effective as of the Amendment Effective Date stated above.
GLOBAL TELECOM &
TECHNOLOGY, INC.

By: /s/ H. BRIAN THOMPSON	By: /s/ Richard D. Calder, Jr. Richard D. Calder, Jr.
Print Name: H. BRIAN THOMPSON
Print Title: EXECUTIVE CHAIRMAN
Date: August 1, 2008